Exhibit (a)(5)(L)

Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549

Intel Extends Cash Tender Offer for All Outstanding Shares of Mobileye

SANTA CLARA, Calif., June 22, 2017 – Intel Corporation (NASDAQ: INTC) today announced that Cyclops Holdings, LLC, a wholly owned subsidiary of Intel, has extended the offering period of its previously announced all cash tender offer to purchase all of the outstanding ordinary shares of Mobileye N.V. (NYSE: MBLY). The tender offer is being made pursuant to the Purchase Agreement, dated as of March 12, 2017, by and among Intel, Cyclops and Mobileye (the “Purchase Agreement”). The tender offer is now scheduled to expire at 5:00 p.m., New York City time, on July 20, 2017, unless the tender offer is extended or earlier terminated, in either case pursuant to the terms of the Purchase Agreement.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Cyclops that as of 5:00 p.m., New York City time, on June 21, 2017, the previously scheduled expiration time, 112,004,732 Mobileye ordinary shares (excluding Mobileye ordinary shares tendered pursuant to guaranteed delivery procedures), representing approximately 50.31 percent of the outstanding Mobileye ordinary shares, have been validly tendered pursuant to the tender offer and not properly withdrawn and an additional 17,270,830 Mobileye ordinary shares, representing approximately 7.76 percent of the outstanding Mobileye ordinary shares, have been tendered pursuant to guaranteed delivery procedures. Mobileye shareholders who have already tendered their ordinary shares of Mobileye do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer.

Completion of the tender offer remains subject to additional conditions described in the tender offer statement on Schedule TO filed by Cyclops Holdings with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2017 (as amended and supplemented, the “Schedule TO”). Such conditions include the receipt of regulatory approvals in certain non-U.S. jurisdictions and at least 95 percent of Mobileye’s outstanding shares (as such threshold may be lowered pursuant to the Purchase Agreement) being validly tendered and not withdrawn prior to the expiration of the tender offer (including any extensions). The tender offer will continue to be extended until all conditions are satisfied or waived, or until the tender offer is terminated, in either case pursuant to the terms of the Purchase Agreement and as described in the Schedule TO.

D.F. King & Co. is acting as information agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to D.F. King toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

About Intel

Intel (NASDAQ: INTC) expands the boundaries of technology to make the most amazing experiences possible. Information about Intel can be found at newsroom.intel.com and intel.com.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the SEC by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9, has been filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO, in each case as amended from time to time. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

Forward-Looking Statements

This document contains forward-looking statements related to the proposed transaction between Intel and Mobileye, including statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products and markets. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction; the ability of the parties to complete the transaction in the time expected or at all; the ability of Intel to successfully integrate Mobileye’s business; the market for advanced driving assistance systems and autonomous driving may develop more slowly than expected or than it has in the past; evolving government regulation of the advanced driving assistance systems and autonomous driving markets; the risk that we are unable to commercially develop the technologies acquired or achieve the anticipated benefits and synergies of the transaction; the risk that we are unable to develop derivative works from the technologies acquired; our ability to attract new or maintain existing customer and supplier relationships at reasonable cost; the failure to protect and enforce our intellectual property rights; assertions or claims by third parties that we infringe their intellectual property rights; the risk of technological developments and innovations by others; the risk of potential losses related to any product liability claims and litigation; the risk that the parties are unable to retain and hire key personnel; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; and other risks detailed in Intel’s and Mobileye’s filings with the SEC, including those discussed in Intel’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K and Mobileye’s most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for Intel are also available on Intel’s Investor Relations website at www.intc.com, and SEC filings for Mobileye are available in the Investor Relations section of Mobileye’s website at ir.mobileye.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless otherwise required by applicable law, Intel and Mobileye undertake no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACTS:	Cara Walker
Intel Media Relations
503-696-0831
cara.walker@intel.com

Mark Henninger
Intel Investor Relations
408-653-9944
Mark.h.henninger@intel.com